Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

December 18, 2023

Confidential

Ms. Christine Torney

Ms. Angela Connell

Mr. Alan Campbell

Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Response to the Staff’s Comments on Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on November 24, 2023 CIK No. 0001995704

Dear Ms. Torney, Ms. Connell, Mr. Campbell, Ms. Gama:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 7, 2023 on the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on November 24, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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Prospectus Summary

Overview, page 3

1.	We note your response to prior comment 2 and re-issue in part. Please revise here, as well as on pages 57 and 74, to clarify that you do not develop or produce your current cosmeceutical product offerings.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 57 and 76 of the Revised Draft Registration Statement.

Corporate History and Structure, page 7

2.	We note your response to prior comment 5 and re-issue in part. Please revise this section of the Prospectus Summary to reflect your disclosures on pages 137 and F-21 that you owed US$2.1 million to your controlling shareholder as of December 31, 2022 and that the amounts owed are due on demand without an agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Operating expenses, page 60

3.	We note your response to prior comment 10. Please note that Rule 5-03(a)(4) of Regulation S-X indicates that selling, general & administrative expenses should be included as a line item on the Statement of Comprehensive Income. Please revise accordingly. You may continue to disclose the key components of these expenses, including payroll and employee benefits and depreciation and amortization that are not directly associated with your revenue generation, in your narrative discussion and analysis.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 55, 60, 61, 63, 64, 65, F-4 of the Revised Draft Registration Statement.

Business

Overseas Collaboration, page 91

4.	Please revise your description of your agreement with New Future Medical Services Company to quantify any payments made to date, disclose any future payment obligations and describe how future revenues will be divided between you and New Future Medical Services Company.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement.

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Research and Development, page 93

5.	We note your response to prior comment 22. We further note your references to developing products through collaborations with “renowned research universities” elsewhere in the registration statement, including the Summary. However, it appears that your only disclosed collaboration with a university is with NTU. Please revise your disclosure accordingly or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 75 and 77 of the Revised Draft Registration Statement.

Intellectual Property, page 102

6.	We note your response to prior comment 28 and re-issue. Please revise to disclose for each material licensed patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, the expiration dates and applicable jurisdictions.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement.

License, Permits, Registrations and Approvals, page 104

7.

We note your table listing all material licenses and permits. Specifically, we note that the Manufacturer Dealer’s License issued by Health Science Authority of Singapore expired on November 30, 2023. Please update the table to reflect the new expiration date, if renewed, or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Revised Draft Registration Statement to indicate that the Manufacturer Dealer’s License has been renewed for another 12 months.

Exhibits

8.	We note that Exhibit 10.6 appears to contain redactions. Please revise your exhibit index to disclose that this exhibit contains redactions or advise.

In response to the Staff’s comment, the Company has revised the disclosure on the exhibit index to disclose that the Exhibit 10.6 contains redactions.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8500 or via e-mail at ProjectLuna@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited
Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited
Michael J. Blankenship, Esq., Winston & Strawn LLP

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